ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Yana D. Guss T +1 617 951 7109 yanaguss@ropesgrey.com

October 28, 2019

BY EDGAR

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	Post-Effective Amendment No. 24 to Registration Statement on Form N-1A for Barings Funds Trust (the “Registrant”), on behalf of Barings Diversified Income Fund (the “Fund”), a series of the Registrant

File Nos.: 333-188840, 811-22845

Dear Ms. Lithotomos:

This letter provides the Registrant’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Post-Effective Amendment to the Registration Statement, filed with the Commission on August 28, 2019. The Staff’s comments were provided to Yana Guss and Amin Danai of Ropes & Gray LLP, counsel to the Registrant, telephonically on October 1, 2019. The Staff’s comments are summarized below. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Prospectus

1.	Comment. Regarding recoupment of amounts waived or reimbursed by the Manager, the Registrant should disclose in footnote 4 to the table “Fees and Expenses of the Fund” that it may only make repayments to the Manager if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed either: (1) the expense cap in place at the time such amounts were waived; or (2) the current expense cap.

Response. The Registrant respectfully declines to make a change to footnote 4. The Registrant notes that the expense waiver has not changed since the inception of the Fund and the Manager has no plans to change the waiver. In the event the Manager proposes a change to the expense waiver, it will reconsider the Commission’s comment and make appropriate changes to the fee table disclosure.

2.	Comment. Please provide supplementally the Fund’s level of exposure to collateralized loan obligations (“CLOs”).

Response. The Fund currently invests approximately 33% of its net assets in CLOs. The Registrant acknowledges that the Staff is concerned about the liquidity of CLOs and the appropriateness of the Fund’s investment strategies for an open-end fund structure. The Manager assesses and manages the liquidity risk of the Fund in accordance with Rule 22e-4 under the Investment Company Act of 1940, as amended (the “1940 Act”) and the Fund’s Liquidity Risk Management Program (the “Program”). In applying the Program, the Manager, as the Program administrator, considers a number of factors, including whether the Fund’s principal investment strategies are appropriate for an open-end fund. The Manager believes that the Fund’s principal investment strategies are appropriate for an open-end fund and, in making that assessment, considered a number of factors, including, among others, the Manager’s extensive experience trading CLOs, the number of market makers for the sectors of the fixed income market in which the Fund invests, the Manager’s expectation to manage a portfolio of fixed income investments invested across various sectors of the fixed income market, the security selection available within each given sector, the liquidity conditions in various market sectors, and certain other features of the Fund, including the highly liquid investment minimum and other liquidity risk management measures the Fund implements as part of its Program. The Manager also assessed the Fund’s ability to liquidate its portfolio in stressed conditions as part of its risk assessment and the results of those tests informed the Manager’s view that the Fund’s principal investment strategies are appropriate for an open-end fund.

The Manager assesses the liquidity of the Fund’s holdings and classifies them in accordance with the requirements of Rule 22e-4. In doing so, the Manager considers those factors it believes are relevant to assessing the liquidity of each investment, such as position size, bid-ask spread, issuer, industry, settlement period, security type, tranche type, and credit rating or quality.

The Fund typically invests in the more liquid tranches of CLO structures. Historically, these investments purchased by the Fund have tended to be among those traded by the larger and more stable broker-dealers in the market, for which independent third-party pricing vendors provide evaluations daily, and of the type that the Manager’s personnel have, in their experience, been able to liquidate, even in distressed markets. The Fund does not anticipate investing in the equity tranche or in any non-credit enhanced, deeply subordinated tranche of CLOs.

The Fund has reviewed its existing disclosure and believes that the relevant risks are disclosed and discussed prominently. See, for example, Liquidity Risk, Loan Risk, Mortgage- and Asset-Backed Securities Risk and Structured Products Risk in the Fund’s Principal Risks.

3.	Comment. Please explain supplementally how the Fund plans to value derivatives for purposes of complying with the 80% test of Rule 35d-1 under the 1940 Act.

Response. For purposes of determining compliance with its Rule 35d-1 Policy, the Fund may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. In many instances, the Fund will count only the market value of a derivative instrument toward its Rule 35d-1 Policy. However, consistent with the purposes of Rule 35d-1, the Fund reserves the flexibility to use a derivative contract’s notional value when it believes notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with the Fund’s name. The Registrant notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only serve to prevent funds with appropriate economic exposure to a given type of investment from satisfying their Rule 35d-1 Policies, it would also permit funds with economic exposures very different from their names to comply with their Rule 35d-1 Policies. For example, a fund with “equity” in its name that invests 90% of its assets in equities, but hedges out all of its equity exposure with index futures (but uses a market-value test with respect to those futures), would satisfy its Rule 35d-1 Policy notwithstanding that it had practically no economic exposure to equity investments. The Registrant will add disclosure on this point to the Statement of Additional Information.

4.	Comment. Please consider listing the Principal Risks in order of significance instead of in alphabetical order.

Response. The Registrant has added disclosure in the preamble to the risk disclosure that highlights, in boldface text, the risks that each Fund currently considers to be of significance. For example, for Barings Diversified Income Fund, the following sentence has been added to the preamble to the Principal Risks section:

“An investment in the Fund involves risks, including Structured Product Risk, Fixed Income Securities Risk, and Foreign (Non-U.S. Investment Risk). Summary descriptions of these and other principal risks of investing in the Fund (either directly or through its investments in underlying funds) are provided below (in alphabetical order).”

The Registrant respectfully declines to make other changes to the order of the Principal Risks presented at this time.

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Yana D. Guss

Yana D. Guss